United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

Script for initial calls

Thank you. I'm calling on behalf of David Winters and Wintergreen Advisers in regard to Coca Cola.  As you've probably seen in the media, Wintergreen wrote recently to Coca Cola's board and to Warren Buffet to express its concerns about the executive compensation plan proposed in Coke's proxy.

Since we're nearing Coca-Cola's annual meeting, David has decided to provide details of Wintergreen's analysis of Coke's plan on a conference call and presentation tomorrow at noon, New York time.  A limited number of seats are available for the call, so I'm contacting you to extend an invitation to the executive in charge of your firm's proxy voting and the executive responsible for your Coke investment.

Participants will be able to access the call via a Website that will display the presentation as David discusses Wintergreen's analysis of Coke's plan.  Alternatively, participants can call in on a listen-only phone line.   Both require a password, which will be sent with the invitation and sign-in details.

Who will be on the call?

Invitations are going out to institutional investors, including institutions that have holdings in Coke.  The call will also be open to analysts and the media.

Why is Wintergreen holding the call? They've already made the letter public, and it's been discussed extensively in the media.

Wintergreen believes that details of its analysis may be of interest to other fiduciaries.  Wintergreen believes that the compensation plan described in the proxy will have an important impact on the long-term performance of Coke stock, with consequences for a wide range of institutions and individuals.  As you know, Coke is a significant holding in thousands of funds found in the retirement portfolios of millions of Americans.  Public pension plans for teachers, firefighters, police and other government workers hold more than $3 billion of Coke stock.

Will we be able to ask questions?

Yes, if you participate via the Web site, you'll be able to send questions to David via a chat screen, and he'll try to answer as many as he can in the time available.  Those dialing in by phone will not be able to ask questions during the call but Wintergreen is happy to respond to questions via email afterwards.

Will participants be identified?

No participants will be identified, nor will the names of those sending in questions be used in responses during the call.

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS COMMUNICATION INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA IS RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS PRESENTATION. MANY OF THE STATEMENTS IN THIS COMMUNICATION REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF THE COCA-COLA COMPANY MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING THE COCA-COLA COMPANY AND ITS PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.